[Stradley Ronon Stevens & Young, LLP Letterhead]

MMabry@stradley.com

215.564.8011

March 30, 2012
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Numbers 333-155709; 811-22255

Dear Ms. Cole:

We are writing in response to your comments to the post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 19, 2012, on behalf of the EGShares Beyond BRICs ETF and the EGShares Emerging Markets Domestic Demand ETF series of the Trust (each a “Fund” and collectively, the “Funds”), which you provided during our telephone conversation on March 5, 2012.  We have responded in the form of a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act on March 30, 2012.  We have reproduced your comments in italics below, followed by our responses.

1.             In footnote 2 to the Fee Table, disclose whether Acquired Fund Fees and Expenses are excluded from the fee waiver and expense reimbursement agreement (the “Expense Agreement”).

Disclosure has been added to footnote 2 of each Fund’s Fee Table to clarify that acquired fund fees and expenses are excluded from the Expense Agreement.

2.             In footnote 2 to the Fee Table, please indicate who may terminate the Expense Agreement  and under what circumstances this may be done.

We have added the following sentence to Footnote 2:

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
March 30, 2012

“The Agreement may be terminated at any time by the Board of Trustees of the Trust, but may not be terminated by EGA during the term of this Agreement.”

3.             Please add the heading “Example” in front of the expense examples in the summary section of the prospectus.

The requested revisions have been made.

4.             Confirm whether the disclosure meets the terms of the exemptive application (“Application”) of the Trust and Emerging Global Advisors, LLC (“EGA”) currently under review by the Commission.

We believe the disclosure is consistent with the Application as amended and filed on January 20, 2012 (the “Amended Application”).

5.             Disclose supplementally whether the indexes for the Funds are currently concentrated.

Each underlying index that the respective Fund seeks to track is currently not concentrated.

6.             Please clarify what is meant by the term “Beyond BRICs.”

Disclosure has been added to the “Principal Investment Strategies” section for the EGShares Beyond BRICs ETF to clarify that the emerging market companies in which the Fund invests exclude companies from Brazil, Russia, India and China.

7.             State in the summary section how long Mr. Kang has been portfolio manager of each Fund.

The language in the summary section for each Fund has been revised to state the following:  “Mr. Kang has managed the Fund since its commencement of operations in 2012.”

8.             Please clarify what is meant by the term “Domestic Demand.”

In response to your comment, the following disclosure has been added at the end of the second paragraph of the “Principal Investment Strategies” section for the EGShares Emerging Markets Domestic Demand ETF:

The Fund defines domestic demand companies as companies that are included in the Emerging Markets Domestic Demand Underlying Index at the time of purchase and

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
March 30, 2012

includes emerging market companies in the consumer goods, consumer services, health care, telecommunications and utilities industries.

9.             With respect to the EGShares Emerging Markets Domestic Demand ETF, please explain what a “free-float market capitalization weighted stock market index” is.

We will add the following sentence to the second paragraph of the “Principal Investment Strategies” section for the EGShares Emerging Markets Domestic Demand ETF: “A free-float index is one that only uses freely traded shares in calculating the market capitalization weighting.”

10.           Please include supplementally the representations on the Mauritius Subsidiary included in the letter to Ms. Laura Hatch of the Staff dated June 3, 2011.

Consistent with the Letter to Ms. Laura Hatch of the Staff dated June 3, 2011, and subject to the reasons and reservations contained therein, we make the following representations with respect to the Mauritius Subsidiary:

•	Approval of the investment advisory agreement for the Mauritius Subsidiary will be consistent with the conditions of Section 15(a) of the 1940 Act.

•	Composition of the board of the Mauritius Subsidiary will comply with Sections 10 and 16 of the 1940 Act.

•	The Mauritius Subsidiary Directors will sign the registration statement for the Trust.

•	The Fund’s financial statements will be prepared as though the investments owned by the Mauritius Subsidiary were owned directly by the Fund.

•	The Mauritius Subsidiary will comply with:

•	Section 8 of the 1940 Act with respect to investment policies;

•	Section 17 of the 1940 Act with respect to transaction with affiliated persons and custody; and

•	Section 18 of the 1940 Act with respect to capital structure and leverage.

•	The expenses of the Mauritius Subsidiary will be included in the Fund’s “Other expenses” in the Fund’s fee table.

•	Investments by the Mauritius Subsidiary will be subject to the Fund’s limitation on investments in illiquid securities.

•	The Mauritius Subsidiary and its directors will agree to service of process in the U.S.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
March 30, 2012

11.           Add “Domestic Demand” as a “Sector Risk” in the summary section of the prospectus.

In response to your comment, the following risk has been added to the EGShares Emerging Markets Domestic Demand ETF’s summary section:

Domestic Demand Concentration  Because the Emerging Markets Domestic Demand Underlying Index is concentrated in the consumer goods, consumer services, health care, telecommunications and utilities industries, the Fund may be adversely affected by increased price volatility of securities in those industries, and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting those industries.

12.           In the Item 9 disclosure, separate principal from non-principal strategies and risks.

In response to your comment, the “ADDITIONAL SECURITIES, INSTRUMENTS AND STRATEGIES” section that was previously a sub-section of the “PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS” section has been moved to its own section.

13.           Clarify that the delay with respect to redemptions is only with respect to the payment of proceeds, not to the redemption itself.

In response to your comment, the first sentence of “Redemption” risk in the “PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS” section of the prospectus has been revised as follows (revised disclosure is underlined):

As an ETF, each Fund intends to rely on an exemptive order issued by the SEC to the Adviser that will permit each Fund to delay payment of redemption proceeds for its securities for up to 14 days, based in part on the greater relative illiquidity and longer settlement times of emerging markets securities.

14.           For the Item 9 Disclosure regarding the Mauritius Subsidiary, separate the principal strategies and risks from the non-principal strategies and risks.

The disclosure regarding the Mauritius Subsidiary under the “Investment Strategies” and “Investment Risks” subsections in the “PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS” section of the prospectus describes the principal strategies and risks relating to the Mauritius Subsidiary.  Therefore, such disclosure appropriately appears under the “PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS” section.

15.           State whether the redemption transaction fee will exceed 2%.

The redemption transaction fee is not expected to exceed 2%.  In addition, the Amended Application states:  “In all cases, such Transaction Fees will be limited in accordance with

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
March 30, 2012

requirements of the Commission applicable to management investment companies offering redeemable securities.”

* * *
The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry

Michael D. Mabry

cc:        Robert C. Holderith
             James J. Valenti